Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Royalty Pharma plc for the registration of Class A ordinary shares, preference shares, debt securities, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 12, 2025, with respect to the consolidated financial statements of Royalty Pharma plc, and the effectiveness of internal control over financial reporting of Royalty Pharma plc included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

September 2, 2025